

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

Luc Jobin
Chief Financial Officer
Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec Canada H3B 2M9

> **Re: Canadian National Railway Company**
> **Form 40-F for Fiscal Year Ended December 31, 2014**
> **Filed on February 2, 2015**
> **File No. 001-02413**

Dear Mr. Jobin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Properties, page 11

1.   You disclose that the service life of the rail asset is increased incrementally as rail grinding is performed. You also disclose that you amortize the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding. Please explain to us why it is appropriate to amortize the cost of rail grinding over the remaining life rather than over the incremental life or over the period to the next rail grinding performed. Please accompany your explanation with information on the following:

- the typical incremental life that is added by grinding,

- how the incremental life compares to the remaining life of the rail asset before grinding,
- the normal expected service life of rail assets,
- the typical number of times a rail asset undergoes grinding during its normal expected service life,
- the amount of rail grinding capitalized in each of the last three fiscal years, and
- how much annual amortization expense of rail grinding would be impacted if it were amortized over the incremental life rather than the remaining life.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief